Exhibit 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Quarter ended March 31,
(in millions)	2010	2009

Earnings including interest on deposits (1):
Income before income tax expense	$4,001	4,641
Less: Net income from noncontrolling interests	53	44

Income before income tax expense and noncontrolling interests	3,948	4,597
Fixed charges	2,201	3,067

	6,149	7,664

Preferred dividend requirement	175	661
Tax factor (based on effective tax rate)	1.55	1.51

Preferred dividends (2)	271	998

Fixed charges (1):
Interest expense	2,078	2,937
Estimated interest component of net rental expense	123	130

	2,201	3,067

Fixed charges and preferred dividends	2,472	4,065

Ratio of earnings to fixed charges and preferred dividends (3)	2.49	1.89

Earnings excluding interest on deposits:
Income before income tax expense and noncontrolling interests	3,948	4,597
Fixed charges	1,466	2,068

	5,414	6,665

Preferred dividends (2)	271	998

Fixed charges:
Interest expense	2,078	2,937
Less: Interest on deposits	735	999
Estimated interest component of net rental expense	123	130

	1,466	2,068

Fixed charges and preferred dividends	$1,737	3,066

Ratio of earnings to fixed charges and preferred dividends (3)	3.12	2.17

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements.

(3)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.